From STUCK to UNStuck to Profitable Sustainability

Safe Harbor Statement This presentation may contain statements that are forward- looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

Business Update Fourth Quarter and 2006

Restructuring and Streamlining of Operations The Corporation has commenced a restructuring and streamlining of its operations to reduce its overall cost structure. The majority is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves a workforce reduction of approximately 50 full-time equivalent positions across all business units. The Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007. Workforce reductions, once completed, represent approximately $4.0 million of annualized cost savings.

OnSite Generation Delivered four hydrogen generation units for industrial applications Selected to provide a hydrogen fueling station for an urban demonstration in Brazil of fuel cell-powered transit buses, the first hydrogen fuel cell demonstration in South America Secured $3.4 million of new orders and exited the year with a $15.1 million order backlog Commenced assembly of IMET Series 4000 alpha prototype electrolyzer which offers a significant scale-up in our capacity range

Power Systems Power Systems Power Systems Delivered seven fuel cell power modules (totaling 284 kW) Signed first distribution agreement for HyPX Power Pack products for forklift trucks with LiftOne (South Carolina) Signed distribution agreement with Heliocentris Fuel Cells AG for power module sales to education, scientific and demonstration markets Designated as fuel cell system supplier for two consortia-led bus projects selected to receive United States Federal Transit Administration (FTA) awards Received approved supplier status from Western States Contracting Alliance for fuel cell (backup) power systems in the 5-30 kW power range Secured $2.3 million of new orders and exited the year with an $8.3 million order backlog Released next generation HyPM products including zero-humidification HyPM XR module for backup power (optimized for reliability and cost reduction) and HyPM HD module for mobility power (optimized for durability/reliability and compactness)

Test Systems Delivered 15 test stations including new direct methanol fuel cell test stations Delivered 40% of test stations to new customers, largely in Europe Secured $3.9 million of new orders and exited the year with a $6.0 million order backlog

Financial Overview Fourth Quarter and 2006

Revenues Revenues Three months ended December 31 1st Qtr 1st Qtr FY05 9.1 FY06 9.5 $M $M 4% OnSite Generation Power Systems Test Systems '05 4.7 1.2 3.2 '06 3 2.9 3.6 Revenues by Business Unit Notes Revenues increased 4% to $9.5 million primarily as a result of an increase in demand for fuel cell products and the partial execution of a multiple unit contract for HyPM power modules for delivery to a military OEM. This increase was partially offset by lower revenues in the OnSite Generation business unit.

Revenues Revenues by Business Unit 1st Qtr 1st Qtr '05 37.2 '06 30.1 OnSite Generation Power Systems Test Systems '05 21.7 3.9 11.6 '06 12 7 11.1 $M $M Year ended December 31 19 % Revenues Notes Revenues decreased by $7.1 million primarily as a result of production delays caused by supply chain and component quality issues in OnSite Generation. This decrease was partially offset by an increase in revenues attributable to Power Systems as a result of increased demand for products as well as the partial execution of a multiple unit contract for HyPM power modules for delivery to a military OEM.

OnSite Generation Power Systems Test Systems '05 -21.1 -20.5 23.8 '06 -84.2 56.7 22.1 Gross Profit Notes Gross profit reflects higher margin deliveries in our Power Systems business unit offset by lower revenues and gross margins in our OnSite Generation business unit. Within our OnSite Generation business unit we accrued $1.6 million of production and inventory obsolescence reserves. Three months ended December 31 Gross Profit by Business Unit % % 2005 2006 '04 -4 -1 Gross Profit

Gross Profit Notes Gross Profit decrease was largely attributable to production delays caused by supply chain and component quality issues in OnSite Generation. This decrease was partially offset by higher gross profit in Power Systems and Test Systems. Gross Profit Twelve months ended December 31 Gross Profit by Business Unit 1st Qtr 1st Qtr '05 8.9 '06 2.3 OnSite Generation Power Systems Test Systems '05 2.6 19.1 17.3 '06 -45.6 43.8 28.3% %

Cash Operating Expenses Notes 2006 R&D increased 21% as a result of: development of our S-1000 and S-4000 electrolytic hydrogen generation products in our OnSite Generation business unit; development of fuel cell products for backup power and light mobility applications in our Power Systems business unit; and, a decrease in third-party funding. 2006 SG&A expenses increased 27% primarily attributable to costs related to severance and other related compensation payments, Sarbanes-Oxley Act compliance and other business strategy matters, which were partially offset by various cost reduction initiatives. Three and twelve months ended December 31, 2006 2005 2006 SG&A 4.7 7.3 R&D 1.9 3.5 $M 10.8 6.6 2005 2006 SG&A 22.3 26.1 R&D 7.8 9.4 $M 35.5 30.1 Three months ended December 31 Twelve months ended December 31 17 % Footnote: Cash operating expenses are defined as the sum of selling, general and administrative costs and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose. Refer to slide 19 for a reconciliation of this measure to Loss from Operations. 64%

Net Loss Notes Net loss for the three and twelve months includes impairment charges of $10.9 and $90.8 million respectively. Three and twelve months ended December 31 2005 2006 Cash Loss 24 29.1 Non-cash Expenses 13.3 101.7 $M 130.8 37.3 2005 2006 Cash Loss 3.3 9.5 Non-cash Expenses 5.8 12.6 $M 22.1 9.1 Three months Twelve months

Balance Sheet Highlights As at December 31 ($ M) Change Change Cash and cash equivalents and short-term investments $ 60.3 $ 85.8 (25.5) (29.9) Accounts and grants receivable 11.6 9.6 (2.0) (20.8) Inventory 12.7 8.7 4.0 46.0 Accounts payable 21.4 14.9 6.5 43.6 Dec. 31, 2006 Dec. 31, 2005 $ %

Order Backlog ($ M) Q3 Backlog Orders Received Orders Delivered Q4 Backlog OnSite Generation 14.8 3.4 3.1 15.1 Power Systems 8.9 2.3 2.9 8.3 Test Systems 5.7 3.9 3.5 6.1 Total 29.4 9.6 9.5 29.5 As at December 31, 2006 Notes We expect to deliver, and recognize as revenue in 2007 approximately three quarters of our total order backlog.

Q4 Results (in $ millions) Definition: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flow. Refer to slide 20 for a reconciliation of this measure. 2006 2005 Change Change $ % Revenues 9.5 9.1 0.4 14.4 Gross Profit (0.1) (0.4) 0.3 7.5 % of Revenues (1.0) (4.0) Operating Expenses Selling, general and administrative 7.3 4.8 2.5 52.1 Research and product development 3.5 1.9 1.6 84.2 Total operating expenses 10.8 6.7 4.1 61.2 EBITDA* (10.9) (7.1) (3.8) 53.5

2006 Twelve Month Results (in $ millions) Footnote: * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization, and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Refer to slide 20 for a reconciliation of this measure. 2006 2005 Change Change $ % Revenues 30.1 37.2 (7.1) (19.1) Gross Profit 0.7 3.3 (2.6) (78.8) % of Revenues 2.3 8.9 Operating Expenses Selling, general and administrative 26.1 22.4 3.7 16.5 Research and product development 9.4 7.8 1.6 20.5 Total operating expenses 35.5 30.2 5.3 17.5 EBITDA* (34.8) (26.9) (7.9) (29.4)

Reconciliation of Non-GAAP Measures Cash Operating Costs ($M) Three months ended December 31, 2006 Twelve months ended December 31, 2006 Cash Operating Costs $ 10.8 $ 35.5 Less: Gross profit 0.1 (0.7) Add: Stock-based compensation 0.3 1.8 Add: Amortization of property, plant & equipment 0.4 1.3 Add: Amortization of intangible assets 0.8 7.1 Add: Impairment of intangible assets and goodwill 10.9 90.8 Loss from operations $ 23.3 $ 135.8

Reconciliation of Non-GAAP Measures EBITDA ($M) Three months ended December 31, 2006 Year ended December 31, 2006 EBITDA loss $ 10.9 $ 34.8 Add: Amortization of property, plant & equipment 0.4 1.3 Add: Amortization of intangible assets 0.8 7.1 Add: Impairment of intangible assets and goodwill 10.9 90.8 Less: Other income (expenses) (0.9) (3.2) Net loss $ 22.1 $ 130.8

Going forward we will inspire confidence through consistent performance 'Show more than tell' in delivering: value-driven product to customers improved financial performance to shareholders Organizational Cost Reduction will drive sustainability Innovation and Product cost reduction will drive market uptake A lean functional organization will drive effectiveness

We are making progress in large addressable markets Power Systems market opportunities increase as costs come down Billion Addressable Now Additional Future Opportunity AC Backup Power <50kW 1.3 1 DC Backup Power <50kW 1.9 0 Class 1 & 2 Electric Forklifts 3.4 0 Non-extended run

OnSite hydrogen generation market opportunities are bigger than previously addressed Global Hydrogen Markets 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Hydrogen Market ($125B) Merchant ($5B) Small Onsite ($100-150M) Chemical feedstocks Electronics Lab R&D Glass manufacture Furnace input/Metals Edible Oils Industrial Gas Generator Cooling Merchant Other Methanol Refinery Use Ammonia

A new market strategy and team is targeting these opportunities Grow industrial market revenues in existing channels Strengthen merchant gas company relationships New industrial nuclear applications Increase electrolyzer size to open larger merchant markets Continue focus on fueling stations and energy applications Emerging sustainable applications OnSite Generation opportunity

We have the team to carry this off and costs are lining up Organizational structure Immediate reorganization into a lean functional structure from a divisional structure Eliminates a layer of senior management (business unit presidents) Eliminates duplications and creates teaming of other functional roles across the organization (Operations, Technology, Sales & Marketing) Reduces headcount by approximately 50 employees (from December to end of March) representing $4M in annualized costs We anticipate reducing annualized cash consumption by at least 1/3

We are pursuing simultaneous product differentiation and low cost CUSTOMER VALUE COSTS COMMERCIALIZATION SWEET SPOT Sourcing Value Engineering Design for Manufacturing Value proposition against incumbent technologies

We are making real progress in product cost

Dinosaurs are still in use Note: Based on 8 hours of run time and 8 kW High Low Favorable Total Cost of Ownership Favorable Total Cost of Ownership Low Capital Cost Low Capital Cost Reliability Reliability Modularity Modularity More Space for Revenue Generating Equipment More Space for Revenue Generating Equipment Fuel Truck Rolls and Mainten-ance Fuel Truck Rolls and Mainten-ance Extended Run Extended Run Customer Familiarity and Established Codes and Standards Customer Familiarity and Established Codes and Standards Environmental Attributes Environmental Attributes Diesel Dinosaurs are still in use

Dinosaurs are still in use Note: Based on 8 hours of run time and 8 kW High Low Favorable Total Cost of Ownership Favorable Total Cost of Ownership Low Capital Cost Low Capital Cost Reliability Reliability Modularity Modularity More Space for Revenue Generating Equipment More Space for Revenue Generating Equipment Fuel Truck Rolls and Mainten-ance Fuel Truck Rolls and Mainten-ance Extended Run Extended Run Customer Familiarity and Established Codes and Standards Customer Familiarity and Established Codes and Standards Environmental Attributes Environmental Attributes Diesel Battery Batteries are better but not best

Dinosaurs are still in use Note: Based on 8 hours of run time and 8 kW High Low Favorable Total Cost of Ownership Favorable Total Cost of Ownership Low Capital Cost Low Capital Cost Reliability Reliability Modularity Modularity More Space for Revenue Generating Equipment More Space for Revenue Generating Equipment Fuel Truck Rolls and Mainten-ance Fuel Truck Rolls and Mainten-ance Extended Run Extended Run Customer Familiarity and Established Codes and Standards Customer Familiarity and Established Codes and Standards Environmental Attributes Environmental Attributes Diesel Battery Fuel Cell The fuel cell value proposition is complex but real

We are entering an important phase change. It really is a good time to join From technology development to reliable product deployment From story to fundamentals From concepts and ideas to real market value From demonstration to real cost+real product+real margins From net cash consumption to net cash generation From Beta Test to early adoption Confidence through consistent execution on a realistic plan

Take-aways: Recently appointed Chief Executive Officer with a mandate to implement significant and meaningful organizational changes Streamlining of operations to reduce overall cost structure by an estimated $4.0 million on an annualized basis Substantial resolution of production related issues in our OnSite Generation group under the leadership of recently hired manufacturing executive Development of next generation products being advanced to meet anticipated market expansion $29.4 million order backlog with $9.6 million booked in the fourth quarter alone

Thank you